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                                                                     Exhibit G-1

                                Lehman Brothers


January 28, 2002

Board of Directors
PG&E Corporation
One Market Street
Spear Tower, Suite 2400
San Francisco, California

Attention:     Peter A. Darbee
----------     Senior Vice President and Chief Financial Officer

Board of Directors
Pacific Gas and Electric Company
77 Beale Street
San Francisco, California

Attention:     Kent M. Harvey
----------     Senior Vice President, Chief Financial Officer and Treasurer


Ladies and Gentlemen:

Plan of Reorganization Transaction Summary:

     Lehman Brothers has acted as financial advisor to PG&E Corporation ("PCG") in the development of the bankruptcy Plan of Reorganization ("PoR") for its subsidiary, Pacific Gas and Electric Company ("PG&E"). The primary objectives in developing the PoR were to: 1) pay all valid creditor claims, 2) emerge from bankruptcy without an increase in rates charged to customers and 3) minimize the need for asset sales due to the tax inefficiencies arising from such transactions. The management teams of PCG and PG&E assisted by financial, legal and other advisors designed the PoR. The design process also included consultation with the
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Committee of Unsecured Creditors. Under the terms of the PoR, PG&E would be restructured into four separate businesses along its existing business lines, with attendant changes in regulatory oversight. This restructuring (as further described herein) is essential to raise the approximately $9.2 billion of financing necessary for the feasibility and consummation of the PoR.

     Under the terms of the PoR, PG&E would be restructured into four different operating companies: electric and gas distribution (which would be retained by PG&E) ("Reorganized Debtor"), electric generation ("Gen"), electric transmission ("ETrans"), and gas transmission ("GTrans") (Gen, ETrans and GTrans collectively, the "Restructured Entities"). The PoR calls for the assets of the Gen, ETrans and GTrans businesses to be transferred by PG&E to limited liability companies ("LLCs") formed for this purpose. These LLCs have been formed and are owned by an intermediate holding company ("Newco"), formed as a wholly owned subsidiary of PG&E. Upon the receipt of all required bankruptcy court and regulatory approvals, the appropriate assets of PG&E will be transferred to the LLCs, after which the stock of Newco will be distributed to PCG, making Newco a direct PCG subsidiary. The stock of PG&E held by PCG will then be distributed to the shareholders of PCG through a tax-free pro rata distribution, effectuating a complete separation of PG&E (the electric and gas distribution business) from the PCG corporate family (the "Spin-Off" and, collectively with such restructuring, the "Disaggregation Transactions"). Reorganized Debtor will continue the electric and gas distribution business and remain under California Public Utility Commission ("CPUC") rate regulation, while the rates of Gen, ETrans and GTrans will be under to the regulatory oversight of the Federal Energy Regulatory Commission ("FERC").

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     In determining the structure and terms of the PoR needed to finance the
Exit Financing, Lehman Brothers and the managements of PCG and PG&E evaluated market perceptions of the relative risk positions of PG&E and of the businesses of the Restructured Entities, which market perception effects the debt capacities of each of the Restructured Entities. PG&E traditionally would be viewed as a relatively low risk business, with a higher degree of cash flow predictability and stability; however, the rating agencies' current skepticism regarding CPUC regulation has resulted in Reorganized Debtor being attributed a higher risk profile as compared to other rate regulated utilities under more stable regulatory regimes. This has reduced the leverage that Reorganized Debtor would be able to support, consistent with achieving investment-grade credit ratings. In the event PG&E were to retain the businesses of ETrans, GTrans and Gen under CPUC rate regulation, the debt capacity of these other business lines could not be maximized, as will be necessary for the financing of the $9.2 billion required.

     The Disaggregation Transactions allow for greater total debt capacity than PG&E would have under its current structure by isolating and creating transparency for those businesses that historically have demonstrated higher degrees of stability and cash flow predictability (i.e., ETrans and GTrans) with the attendant change in regulatory jurisdiction to FERC. These businesses are generally viewed as lower risk and consequently can support higher amounts of leverage.

     With regard to the risk profile and debt capacity of the third new business, Gen, wholesale power generation without a long-term purchase contract (i.e., Gen after the expiration of the PSA (as defined herein)) is generally viewed as a higher risk business due to its reliance on merchant energy sales. The lower assurance of these businesses actually achieving the

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projected cash flows necessary to receive investment-grade credit ratings results in the rating agencies' insistence on reduced leverage. In addition, Gen's historical balance sheets presents a misleading picture of its market-based earnings capacity, since the book value of its assets is low due to accelerated depreciation taken during the deregulation of California's electricity markets as per Assembly Bill 1890 and other write-offs related to the California industry restructuring.

     The importance of the twelve-year Power Sales Agreement ("PSA") entered into between Reorganized Debtor and Gen is that it provides Gen with stable and predictable revenues. Based on this, the rating agencies are willing to allow greater amounts of leverage for Gen, while still assigning investment-grade ratings. The PSA, combined with the movement of Gen to market-based rate regulation by the FERC are essential for Gen to be able to generate the cash flows necessary to support the higher levels of leverage at investment-grade credit ratings.

     In order to repay all valid creditor claims, the Restructured Entities will highly leverage themselves - consistent with achieving investment-grade credit ratings -- through a combination of new issue notes for cash ("New Money Notes") and, in the case of the LLC's, notes exchanged with creditors for all or part of their claims ("Creditor Notes"). As per Table 1, in order to consummate the PoR, a total of $5.175 billion of New Money Notes will be raised through four separate financings by the Restructured Entities and a total of $4.040 billion of Creditors Notes will be exchanged and reinstated with PG&E's existing creditors (in aggregate, the "Exit Financing").

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Table 1 - Restructured Entities Debt and Asset Allocation Summary

                                                                                  Reorganized
($ Values in Millions)                   Gen           ETrans         GTrans         Debtor             Total
                                   ------------    -----------   ------------     -----------       -----------
New Money Notes - Allocated              $1,250         $  200         $  200          $3,525           $ 5,175
Creditors Notes - Allocated               1,150            850            700               0             2,700
Reinstated Notes                              0              0              0           1,340             1,340
                                   ------------    -----------   ------------     -----------       -----------
  Total Debt Allocated                   $2,400         $1,050         $  900          $4,865           $ 9,215
                                   ------------    -----------   ------------     -----------       -----------
   % of Total Debt                         26.0%          11.4%           9.8%           52.8%              100%

Allocation of Assets (Book               $5,284 *       $1,586         $1,386          $9,510           $17,766
  Capitalization)
  % of Total Asset Allocation              29.7%           8.9%           7.8%           53.6%              100%

* Represents market valuation as per Rothschild Inc. Market valuation was used instead of book capitalization to better reflect the equity market value of the revenue stream associated with Gen's assets due to the prior accelerated depreciation and write-downs required by GAAP in conjunction with deregulation, which reduced Gen's net plant by $3.6 billion compared to conventional depreciation rates.

Table 2 - Restructured Entities Capitalization Summary

                                                                                  Post Spin-Off      Reorganized
($ Values in Millions)                   Gen           ETrans         GTrans          NewCo            Debtor
                                   -------------   -----------    -----------    -------------     ------------
Debt                                     $2,400         $1,050         $  900          $4,350           $ 4,865 **
Preferred Stock                               0              0              0               0               423
Equity                                    2,884 *          536            486          $3,906 *           4,222
                                   ------------    -----------    -----------    -------------     ------------
Total Capitalization                     $5,284 *       $1,586         $1,386          $8,256 *         $ 9,510 **
                                   ------------    -----------    -----------    -------------     ------------
  Debt/Total Capitalization                45.4%          66.2%          64.9%           52.7%             51.2%

* Represents market valuation as per Rothschild Inc. Market valuation was used instead of book capitalization to better reflect the equity market value of the revenue stream associated with Gen's assets due to the prior accelerated depreciation and write-downs required by GAAP in conjunction with deregulation, which reduced Gen's net plant by $3.6 billion compared to conventional depreciation rates.

** Excludes $1.450 billion of PG&E's rate reduction bonds, for which the payment obligation flows through to ratepayers and therefore are not properly viewed from a credit rating perspective as debts of PG&E/Reorganized Debtor.

         Due to the magnitude of the Exit Financing, only the investment-grade capital markets have the necessary depth of demand to accommodate the Exit Financing. Table 3 below shows

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  the ten (10) largest high yield (i.e., below investment-grade credit ratings)
  offerings that have been done in the U.S. over the last 5 years. The largest issuer was Niagara Mohawk, with the aggregate issued amount of $3.45 million. The PoR requires financing 2-3 times that amount and, in Lehman Brother's opinion, the high yield market cannot provide the depth of demand necessary for the Exit Financing.

                         Table 3 - High Yield Offerings
                         ------------------------------

------------------------------------------------------------------------------------------------------------------------------
Pricing                                          Ratings     Proceeds                   Maturity         Issue
Date      Issuer                              Moody's   S&P   ($ mil)      Coupon         Date           Price      Industry
------------------------------------------------------------------------------------------------------------------------------
06/17/98  Niagara Mohawk Power Corp             Ba3     BB-    3,450    0.0% - 7.8%   07/99 - 10/08  65.6% - 99.7%    Power
------------------------------------------------------------------------------------------------------------------------------
03/12/99  Charter Comm Hldgs LLC                B2      B+     3,000    0.0% - 8.6%   04/07 - 04/11  61.4% - 99.7%    Media
------------------------------------------------------------------------------------------------------------------------------
05/11/99  Lyondell Chemical Company             Ba3     BB     2,400    9.6% - 10.9%  05/07 - 05/09     100.0%      Industrial
------------------------------------------------------------------------------------------------------------------------------
03/26/97  WorldCom Inc.                         Ba1    BBB-    2,000    7.6% - 7.8%   04/04 - 04/27  99.8% - 99.9%   Telecom
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09/30/99  Williams Communications Group Inc     B2      BB-    2,000   10.7% - 10.9%  10/07 - 10/09 99.2% - 100.0%   Telecom
------------------------------------------------------------------------------------------------------------------------------
01/27/97  Tenet Healthcare Inc                  Ba1     BB     2,000    7.8% - 8.6%   01/03 - 01/07  99.2% - 99.9%   Health
------------------------------------------------------------------------------------------------------------------------------
11/05/99  Nextel Communications                 B1      B-     2,000        9.4%        11/15/09         99.2%       Telecom
------------------------------------------------------------------------------------------------------------------------------
04/23/98  Level 3 Communications Inc.           B3       B     2,000        9.1%        05/01/08         99.6%       Telecom
------------------------------------------------------------------------------------------------------------------------------
07/30/98  GS Escrow Corp (Golden State          Ba1     BB+    2,000    L+100 - 7.1%  08/01 - 08/05  99.6% - 99.8%  Financial
          Hldg.)
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11/12/99  Global Crossing Holding Ltd           Ba2     BB     2,000    9.1% - 9.5%   11/06 - 11/09  98.1% - 98.4%   Telecom
------------------------------------------------------------------------------------------------------------------------------

  Source:  Lehman Brothers

  Request for Opinion:

         You have requested our opinion as to the impact of the proposed capital structures, as set forth in Table 2, on the credit ratings of the Restructured Entities. It is Lehman Brothers opinion that the Restructured Entities must obtain investment-grade credit ratings thereby allowing them to access the investment-grade capital markets which have the necessary depth

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and liquidity to successfully execute the Exit Financing and, hence, for PG&E to emerge from bankruptcy. There are certain key elements of the PoR that are essential for the Restructured Entities to achieve investment-grade ratings from (Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's") (together, the "Rating Agencies"), and thereby be able to raise the funds needed to consummate the PoR. These key elements include:

         1. The restructuring of PG&E into FERC-jurisdictional generation, and electric and gas transmission businesses (i.e., Gen, ETrans and GTrans) and a CPUC jurisdictional local gas and electric distribution business (i.e., Reorganized Debtor), where, as part of the restructuring, Gen, ETrans and GTrans will be retained as indirect subsidiaries of PCG and Reorganized Debtor will be spun off in a tax free pro rata distribution to the shareholders of PCG.

         2. The acceptance by FERC of a twelve year PSA, pursuant to which the capacity, energy and ancillary services output of Gen will be fully committed to Reorganized Debtor for eleven years and partially committed for the twelfth year. The PSA will be an inflation-indexed fixed rate contract (real terms) that will provide Gen with a stable and predictable revenue stream. The PSA is essential in that it will allow Gen to issue approximately $2.4 billion in debt to pay creditor claims. In the absence of the PSA, Gen would not be able to issue and support this amount of debt capital at investment-grade ratings.

         3. The authority and jurisdiction of the bankruptcy court to enforce certain of the Plan's terms following consummation - particularly as to Gen's and Reorganized Debtor's continued performance of their obligations under the PSA and the conditions to be established before Reorganized Debtor can assume procurement obligations for the net open position (e.g., maintenance of investment-grade creditworthiness and the timely recovery of procurement costs, among others).


Summary of Analysis


         Lehman Brothers has been actively engaged with PCG and PG&E management and other outside advisors in the development of the PoR. As part of our engagement, we have advised management on the Disaggregation Transactions and the allocation of debt to the Restructured Entities. The primary objective of the advisory work was to determine the

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maximum debt capacity of each of the Restructured Entities consistent with achieving investment-grade credit ratings from Moody's and S&P (the "Rating Agencies").

         We and management met with representatives of S&P and Moody's prior to the filing of the PoR to discuss their preliminary views on the credit ratings of the Restructured Entities. We also provided them with management's financial projections for the Restructured Entities along with a draft of the PSA. Finally, through follow-up discussions with the Rating Agencies we assessed any concerns which could impact their final ratings evaluations.

         Moody's and S&P each conducted independent analyses of Reorganized Debtor, ETrans and GTrans, making their respective adjustments to the financial projections of management in order to perform their credit analysis. With regard to Gen, we were instructed by the Rating Agencies that during the term of the PSA, Gen must meet a minimum Funds from Operations ("FFO") (generally defined in U.S. GAAP as cash flow from operations plus cash interest expense less cash changes in working capital) divided by cash interest expense of 3.4 times (as noted, the required ratio would be higher but for the reliability of the revenue stream under the PSA). Upon expiration of the PSA, Gen must then meet each of the respective agencies' merchant (spot sales in the generation sector are generally referred to as "merchant" sales) generation requirements, which tend to be much more conservative due the increased risk that merchant market cash flows actually realized will differ substantially from those projected.

         Each ratings agency's evaluation of Gen includes sensitivity analysis regarding future electric and gas market macroeconomic fundamentals. Under such analysis, Gen must be able to meet certain established benchmarks in order to receive investment-grade ratings. Gen's pro

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forma projections suggest that it would meet both the minimum FFO-to-cash interest coverage requirements during the tenure of the PSA, as well as the merchant test requirements following the expiration of the PSA.

         Moody's and S&P each have provided management with initial assessments that the Restructured Entities would be of investment-grade credit quality (Please refer to Exhibits G-3 and G-4 respectively to the Application-Declaration on Form U-1). In order to make this determination, among other things, each Rating Agency reviewed the key terms of the PSA to assess its financeability. While as of the date of this letter, these are preliminary ratings indications, actual ratings will be requested and received prior to the initiation of the Exit Financing. Our experience suggests that it is unlikely that the actual ratings will deviate from the indicated ratings.

Conclusion:

         It is our opinion, based upon (i) management's projections, (ii) implementation of the PoR as proposed, and (iii) the preliminary indication received from the Rating Agencies, that the Restructured Entities should be of investment-grade credit quality and able to raise the Exit Financing necessary to consummate the PoR.

Scope of Lehman Brothers Engagement as Advisor to PCG:

         In arriving at our views, we have reviewed and analyzed: (i) financial and operating information with respect to the Restructured Entities, and projections of such entities that were provided to Lehman Brothers by the management of PG&E and PCG; (ii) trading histories of

                                      -9-
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the securities of companies with businesses, assets and capital structures similar to those of PG&E; and (iii) publicly available information regarding PG&E that we believed to be relevant to our analysis. In addition, we have undertaken such other studies, analyses and investigations as we deemed appropriate and continue to have discussions with the management of PG&E and PCG concerning the Restructured Entities.

         In performing our analysis, Lehman Brothers has assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification thereof, and has further relied upon assurances of management that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. Lehman Brothers' views are necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

         Lehman Brothers is a major institutional securities firm actively involved in the underwriting and distribution of debt and equity securities, mergers, acquisitions, restructurings and other corporate advisory activities, and research services. We are familiar with PG&E, having performed investment-banking services for PG&E, PCG and certain affiliates of PCG.

         We understand that this letter will be used in connection with a request for an order from the Securities and Exchange Commission ("SEC") regarding the approval of the Disaggregation Transactions as proposed in the PoR, as they pertain to the standards of Section 9(a)(2) of the Public Utility Holding Company Act of 1935.

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                                               LEHMAN BROTHERS INC.


                                               By: /s/ Joseph G. Sauvage
                                                  ------------------------------
                                               Name:  Joseph G. Sauvage
                                               Title: Managing Director

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